Invest in the next decade of Rochester real estate.

$250 is all it takes to get started.

Invest locally, alongside operators who live and work here.

We handle the landlord work. You keep your weekends.



ABOUT THIS OFFERING

Meridian Growth Collective LLC is offering membership Units under Regulation Crowdfunding (Section 4(a)(6) of the Securities Act of 1933) through Crowdfund My Deal, LLC, a registered funding portal. The offering is open to accredited and non-accredited investors, subject to the investment limits described below. Review the offering materials and invest only through Roc.CrowdfundMyDeal.com.

NEXT STEPS

- Review the Form C, including the Risk Factors, at Roc.CrowdfundMyDeal.com.
- Choose Income Units or Equity Units and invest through the portal.
- Distributions, if any, are evaluated quarterly.

CONTACT

Jason and Alissa Johansen, Meridian Growth Collective LLC

2117 Buffalo Road, Suite 157, Rochester, NY 14624 · 585-294-0202 · Jason@InvestInTheROC.com

Questions about the offering must be asked through the discussion channel on Roc.CrowdfundMyDeal.com.



A NOTE FROM THE FOUNDERS

Why we built this.

Alissa and I kept seeing everyday people locked out of investing in rental property. Too much of the value created in Rochester goes to groups with no connection to the neighborhoods behind

We wanted to build something different: a homegrown way for local investors to put their dollars to work in Rochester real estate, alongside operators who actually live here.



the numbers.

If a community-focused approach sounds interesting, we welcome the chance to show you how to invest in income-producing Rochester real estate starting at $250.

— Jason & Alissa Johansen

The offering at a glance

TERM	DETAIL
Issuer	Meridian Growth Collective LLC, a New York limited liability company
Securities offered	Income Units and Equity Units (Investor Units)
Price per Unit	$10.00
Minimum investment	$250
Target (minimum) offering amount	$5,000
Maximum offering amount	$5,000,000
Offering deadline	January 31, 2027
Escrow agent	Luminate Bank
Who may invest	Accredited and non-accredited investors, subject to investment limits
Expected holding period	Approximately 5–7 years; the first seven years are a Reinvestment Period

Values

Accessible investing. Invest in Rochester real estate starting at $250.

No landlord duties for investors. The Manager and its affiliates handle acquisitions, renovation and operations.

Local properties. The Company will acquire properties only in the Rochester, New York market.

Long-term stewardship. Acquisition, renovation and operations with a focus on lasting value.





HOW IT WORKS

01

You invest.

Purchase Income Units or Equity Units through the portal.

02

We handle the work.

From purchase to renovation, tenants and operations, the Manager manages the Company's properties.

03

Distributions.

If any, investor preferred returns are paid before the Manager Units share in distributions. The Manager's fees are paid as Company expenses before distributions. Distributions are not guaranteed.

MANAGEMENT

Built by operators.

Meridian Growth Collective LLC is a Rochester, New York real estate company managed by Meridian Growth Partners, LLC (the Manager), whose members are Jason Johansen and Alissa Johansen.

Jason Johansen

is the manager and a member of the Manager, MGC's Principal Executive Officer and Partnership Representative, and the primary broker of Living585 Realty. He oversees strategy, acquisitions, renovation, operations, financing and dispositions. During the past three years he has been broker/owner of Living585 Realty (since about 2022), broker/manager of RIK Management LLC (since about 2018) and owner/operator of TrueBuild Contracting LLC (since about 2023). He holds an MBA with a concentration in real estate.

Alissa Johansen

is a member of the Manager and MGC's Principal Financial Officer and bookkeeping lead. She maintains MGC's financial records and oversees bookkeeping and transaction processing. During the past three years she has been a licensed real estate agent with Living585 Realty (since about 2022) and a property manager with RIK Management LLC (since about 2018).

THE OPERATING COMPANIES

Brokerage, contracting and property management services may be provided by affiliates of the Manager: Living585 Realty (brokerage), TrueBuild Contracting LLC (construction) and RIK Management LLC (property management). Affiliate contracts must be on terms at least as favorable to the Company as arm's-length terms with unrelated parties. These arrangements involve conflicts of interest, described in Items 8 and 26 of the Form C.

MARKET OVERVIEW

Why Rochester.

Rochester is a steady metro with a tight for-sale market and a balanced rental market. The Company underwrites to demand that already exists, not to a boom.

INDICATOR	FIGURE	PERIOD / SOURCE
Population, Rochester metro	**About 1.06 million**	2025: 1,056,149; Census Bureau via FRED
Private-sector jobs, Rochester metro	**442,600, up 5.8% since 2021**	2025 annual average versus 418,400 in 2021; BLS via FRED
Median household income, Monroe County	**$76,594**	2024; Census Bureau SAIPE via FRED
Apartment vacancy, Rochester metro	**5.4%**	Q1 2026; CoStar, reported by HUD, p. 2
Average monthly asking rent, Rochester metro	**$1,549, up 4% year over year**	Q1 2026; CoStar, reported by HUD, p. 2
Homes for sale, Rochester metro	**0.9 months of supply**	March 2026; Cotality, reported by HUD, p. 2
Average home sale price, Rochester metro	**$283,900, up 8% year over year**	Twelve months ending February 2026; Cotality with HUD analyst adjustments, HUD, p. 2
Rental units under construction, Rochester metro	**1,275**	HUD analyst estimate in its September 28, 2026 report; separate construction measurement date unspecified. HUD, p. 2

Market data is historical and from third-party sources. It is not a prediction of the Company's results.

INVESTMENT STRATEGY

How the Company invests.

The Company will acquire direct ownership interests in single-family, multifamily, mixed-use and commercial real estate in the Rochester, New York market, through fee-simple ownership, tenant-in-common interests or, where the Manager determines it is appropriate, property-level joint ventures. No specific properties have been identified, so investors will not be able to evaluate properties before investing.

MARKET AND PROPERTY CRITERIA

- Market rent analysis, path of progress, unit mix and local economic trends.
- Residential rental and mixed-use properties with a value-add opportunity that can raise net operating income and resale value.
- Properties that provide quality housing to the Rochester community.

ACQUISITION

The Manager draws on relationships with local brokers and property managers, including off-market opportunities and sellers who may accept a discount for a quick, certain close. Due diligence covers market rent, valuation, historical financials and physical condition, with outside professionals where needed.

ASSET MANAGEMENT

On each property, the goal is to raise net operating income by improving the property, moving rents to market and controlling expenses, and to sell or refinance at a sensible time. Distributable cash is what remains after operating expenses, debt service, reserves and fees, and is evaluated quarterly.

FINANCING

The Company expects to use property-level mortgage financing, and may use seller financing. Leverage increases risk as well as potential return.

COMPETITION

The Company competes with other investors, sponsors and institutional buyers, some with more capital. It intends to compete through local relationships, value-add execution and affiliated property management and construction capabilities.

STRUCTURE AND TERMS

Two classes of Investor Units.

Choose the class that fits your goals when you subscribe. Both classes vote together, with one vote per Unit, only on the limited matters described in the Form C.

CLASS	PRICE / MINIMUM	PREFERRED RETURN	SHARE OF RESIDUAL CASH
Income Units	$10.00 per Unit; $250 minimum	9% non-compounding, cumulative (determined in quarterly increments of 2.25%); paid ahead of Equity Units and Manager Units	None (return of capital and preferred return only)
Equity Units	$10.00 per Unit; $250 minimum	7% cumulative	70% of residual distributable cash (30% to the Manager Units)

Preferred returns accrue from the closing at which you are admitted, are payable only from available cash flow and capital transaction proceeds, and are not guaranteed.

EARLY INVESTOR BONUS UNITS

Investors who purchase Income Units or Equity Units before the Company raises $1,000,000 from the sale of Investor Units receive 5% additional Units of the class purchased. Bonus Units count toward Percentage Interests, preferred returns and return of capital. **Example:** a $1,000 investment buys 100 Units plus 5 Bonus Units, so preferred returns and return of capital are calculated on 105 Units ($1,050). Bonus Units dilute later investors and the Manager Units. See Item 13 of the Form C and Article 2.1 of the Operating Agreement.

Fees paid to the Manager

FEE	AMOUNT
Organization and due diligence fee	1% of the purchase price of each property
Asset management fee	0.5% of gross asset value per year, paid monthly
Construction oversight fee	10% of construction costs
Refinance / loan guarantee fee	1% of the new loan amount
Disposition fee	1% of the gross sales price of each property

Affiliates may also receive brokerage commissions, construction fees and property management fees, and Manager or affiliate advances accrue interest at the greater of 10% simple annual interest or the Manager's cost of carrying the advance. See Item 26 of the Form C.

Who can invest

INVESTOR	12-MONTH LIMIT ACROSS ALL REG CF OFFERINGS
Annual income or net worth under $124,000	Greater of $2,500 or 5% of the greater of annual income or net worth
Annual income and net worth both $124,000 or more	10% of the greater of annual income or net worth, up to $124,000
Accredited investors	No limit

Important risks

Investing in this offering is speculative and involves a high degree of risk, including the loss of your entire investment. Key risks include: the Company is newly formed and is a blind pool; investor voting rights are limited; the Units are illiquid and subject to transfer restrictions; the Manager and its affiliates have conflicts of interest; and distributions are not guaranteed. Read the Form C, including Item 8 (Risk Factors), before investing.